No Act

P.E. 10/14/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

1-14704

Received SEC
OCT 14 2016
Washington, DC 20549

16005003

October 14, 2016

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public Availability: 10-14-16

R. Read Hudson
Tyson Foods, Inc.
read.hudson@tyson.com

Re: Tyson Foods, Inc.

Dear Mr. Hudson:

This is in regard to your letter dated October 14, 2016 concerning the shareholder proposal submitted by Green Century Capital Management, Inc. for inclusion in Tyson's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Tyson therefore withdraws its September 27, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Marissa LaFave
Green Century Capital Management, Inc.
mlafave@greencentury.com

Tyson Foods, Inc.

October 14, 2016

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Tyson Foods, Inc. – Shareholder Proposal submitted by Green Century Capital Management, Inc.

Ladies and Gentlemen:

In a letter dated September 27, 2016, we requested that the Staff of the Division of Corporation Finance concur that Tyson Foods, Inc., a Delaware corporation (the "Company"), could exclude from its proxy materials for its 2017 Annual Meeting of Shareholders (the "2017 Annual Meeting") a shareholder proposal (the "Proposal") and statements in support thereof submitted by Green Century Capital Management, Inc. (the "Proponent").

Enclosed as Exhibit A is a letter from the Proponent withdrawing the Proposal. In reliance on this letter, the Company hereby withdraws the September 27, 2016 no-action request relating to the Company's ability to exclude the Proposal from its proxy materials for its 2017 Annual Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. Accordingly, the Company will not include the Proposal in the proxy materials for its 2017 Annual Meeting.

If you have any questions regarding this matter or desire additional information, please contact me at (479) 290-7023.

Very truly yours,

R. Read Hudson
Vice President, Associate General Counsel
and Secretary

Attachment

cc: Leslie Samuelrich, President, Green Century Capital Management, Inc.
Marissa LaFave, Green Century Capital Management, Inc.
John P. Kelsh, Partner, Sidley Austin LLP

Exhibit A

GREEN CENTURY FUNDS

October 13, 2016

Mr. R. Read Hudson
Vice President, Associate General Counsel and Secretary
Tyson Foods, Inc.
2200 West Don Tyson Parkway
Mail Stop CP004
Springdale, AR 72762

Via email: read.hudson@tyson.com

Dear Mr. Hudson:

Green Century Capital Management, Inc. would like to applaud Tyson Foods, Inc. (Tyson) on its decision to invest in the plant-based protein producer Beyond Meat. We believe this agreement with Beyond Meat signifies Tyson's consideration and recognition of the increasing demand for plant-based protein, and is a promising first step for the company to expand further into the plant-based protein industry.

The growing demand for plant-based protein, stemming from consumers' concern about animal welfare, the environment, and public health, offers Tyson opportunities for growth. By investing in this quickly-growing segment of the protein market, Tyson has begun to take advantage of this demand as well as avoid the potential business risks posed by inaction.

On the basis of this announcement made by Tyson on October 10, 2016 and Tyson's agreement to withdraw its no action letter submitted to the Securities and Exchange Commission on September 27, 2016, Green Century Capital Management, Inc. is hereby withdrawing our shareholder proposal. We also urge the Company to engage in ongoing dialogue and information sharing with investors on this important new frontier.

Sincerely,

Leslie Samuelrich

Leslie Samuelrich
President
Green Century Capital Management, Inc.

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
tel 617-482-0800
www.greencentury.com

Tyson Foods, Inc.

September 27, 2016

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street NE
Washington, DC 20549

Re: Tyson Foods, Inc. – Shareholder Proposal submitted by Green Century Capital Management, Inc.

Ladies and Gentlemen:

This letter is submitted by Tyson Foods, Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2017 Annual Meeting of Shareholders (the "2017 Annual Meeting" and such materials, the "2017 Proxy Materials") a shareholder proposal (the "Proposal") submitted by Green Century Capital Management, Inc. (the "Proponent") on August 17, 2016. The Company intends to omit the Proposal from its 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) of the Exchange Act and respectfully requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2017 Proxy Materials for the reasons detailed below.

Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before the Company intends to file its definitive proxy materials for the 2017 Annual Meeting. In accordance with *Staff Legal Bulletin 14D* ("SLB 14D"), this letter and its exhibits are being submitted via e-mail. A copy of this letter and its exhibits will also be sent to the Proponent. Pursuant to Rule 14a-8(k) and SLB 14D, the Company requests that the Proponent copy the undersigned on any correspondence that it elects to submit to the Staff in response to this letter.

The Proposal

The Proposal includes the following language:

"Resolved: Shareholders request that Tyson Foods, Inc. report – within six months of the 2017 annual meeting, prepared at reasonable cost and omitting proprietary information – on the possible risks and challenges to Tyson and its investors from the increased prevalence of plant-based eating, and any specific steps the company is taking to address those risks and challenges."

A copy of the Proposal, including its supporting statement, is attached to this letter as Exhibit A.

Analysis

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because It Deals with Matters of Ordinary Business Operations and Does Not Raise a Significant Policy Issue.

The Company intends to exclude the Proposal from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters that relate to the "ordinary business operations" of the Company. The purpose of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."[1] Two considerations underlie this exclusion. The first relates to the subject matter of the proposal: "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."[2] The second consideration relates to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[3]

In applying Rule 14a-8(i)(7) to proposals requesting companies to prepare reports on specific aspects of their business, the Staff has determined that it will consider whether the subject matter of the report involves a matter of ordinary business. If it does, the proposal can be excluded even if it requests only the preparation of the report and not the taking of any action with respect to such ordinary business matter.[4]

Decisions Regarding the Content and Sale of Particular Products Are Management Functions.

The Proposal requests that the board of directors issue a report "on the possible risks and challenges to Tyson and its investors from the increased prevalence of plant-based eating, and any specific steps the company is taking to address those risks and challenges". Such an assessment would necessarily include a review of decisions regarding the contents and sale of the Company's entire line of products. The Staff has consistently permitted the exclusion of proposals that concern the content and sale of products and services, including those that would have the effect of altering only certain aspects of an existing line of products or services. *See,*

---

[1] Release No. 34-40018 (May 21, 1998) (the "1998 Release").

[2] *Id.*

[3] *Id.*

[4] Release No. 34-20091 (Aug. 16, 1983).

e.g., *Papa John's International, Inc.* (Feb. 13, 2015) (concurring in the exclusion of a proposal requesting the company to expand its menu offerings to include vegan cheeses and vegan meats in order to advance animal welfare, reduce the company's ecological footprint, expand healthier options, and meet growing demand for plant-based foods, noting in particular that "the proposal relates to the products offered for sale by the company and does not focus on a significant policy issue"; *Wells Fargo & Co.* (Jan. 28, 2013, *recon. denied* Mar. 4, 2013) (concurring in the exclusion of a proposal requesting that the company prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of its direct deposit advance lending service, noting in particular that "the proposal relate[d] to the products and services offered for sale by the company" and that "[p]roposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7)"); *General Mills, Inc.* (July 2, 2010) (concurring in the exclusion of a proposal requesting limits on the use of salt and other sodium compounds in the company's food products, noting in particular that the proposal "relate[d] to the selection of ingredients in [the company's] products" and that "[p]roposals concerning the selection of ingredients in a company's products are generally excludable under rule 14a-8(i)(7)"); *Marriott International, Inc.* (Feb. 13, 2004) (concurring in the exclusion of a proposal requesting that the company eliminate sexually explicit content from its hotel gift shops and television programming excludable as relating to the sale and display of a particular product and the nature, content and presentation of that product).

In evaluating the Company's product offerings and ensuring the Company's ability to attract and retain customers, it is fundamental to the role of management to make decisions regarding the nature of the products provided by the Company and how and when the nature of the Company's products and services change, and management is in the best position to determine what policies and initiatives are necessary to adequately respond to customers and consumers and to develop the Company's products, taking into account health attributes, industry practices, and, most importantly, consumer demand. By contemplating that the Company disclose its decision-making process in respect of these conditions in an attempt to alter the Company's product offerings, the Proposal strikes directly at these core management functions. The effect of the Proposal is much like the effect of the proposal in *Papa John's*. Both proposals focus on "products and services offered for sale by the company," with a particular emphasis on including meatless products in response to the purported demand for plant-based foods. Here, the Proposal goes even further than the proposal in *Papa John's* by not only involving shareholders in decisions regarding particular products but by also venturing into an inquiry about the specifics of management's decision-making processes – including an outline of perceived risks and management's proposed responses in respect of those risks – and the source and substance of the Company's products, not unlike the proposal in *General Mills*. Just as the Staff viewed the proposal in *Papa John's* and *General Mills* as undue interferences in the ordinary business operations of those companies, the Staff should similarly view this Proposal as excludable pursuant to Rule 14a-8(i)(7).

Marketing and Consumer Relations Are Management Functions.

Similarly, the report and assessment called for by the Proposal would necessarily involve a review of decisions regarding the manner in which the Company markets its products and services and interacts with customers and consumers. Both the manner in which a company decides to advertise its products and a company's customer and consumer relations are matters of ordinary business operations, excludable pursuant to Rule 14a-8(i)(7) according to longstanding Staff precedent. *See, e.g.*, *Campbell Soup Company* (Aug. 21, 2009) (concurring in the exclusion of a proposal concerning a company campaign to "educat[e] people on healthy diet" because the proposal interfered with "the manner in which a company advertises its products"); *The Coca-Cola Co.* (Jan. 21, 2009) (concurring in the exclusion of a proposal to provide a report evaluating new or expanded options to enhance transparency of information to consumers of bottled beverages because it "relat[ed] to [the company's] ordinary business operations (i.e., marketing and consumer relations")).

In this case, effectuating the Proposal would involve an assessment of the day-to-day judgments made by management regarding the allocation of marketing resources, decision-making processes regarding new product initiatives, and the overall strategic direction of the Company. In its supporting statement, the Proposal references the product offerings of national restaurant chains, European meat producers, and other competitors of the Company. Based on this language from the supporting materials alone, it is clear that the underlying substance of the Proposal focuses, in large part, on the Company's marketing and strategic operations. By that measure, this Proposal is no different from the proposals presented to Campbell Soup or Coca-Cola, where the proposals focused on advertising, marketing, and consumer relations and were thus excludable as relating to ordinary business operations.

The Proposal May be Excluded Because it Seeks a Risk Assessment that Relates Fundamentally to Ordinary Business Operations.

The Staff also consistently permits exclusion of a proposal pursuant to Rule 14a-8(i)(7) if its underlying subject matter focuses on an internal risk assessment relating to ordinary business. As indicated in *Staff Legal Bulletin No. 14E*, in evaluating shareholder proposals that focus on a risk assessment, "Rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk.... [W]e will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company." The Staff has continued to concur in the exclusion of proposals seeking risk assessments when the subject matter concerns matters of ordinary business operations. *See, e.g.*, *Amazon.com, Inc.* (Mar. 21, 2011) (concurring in the exclusion of a proposal requesting that the company assess the risks posed by the actions the company takes to minimize or avoid tax liability as relating to ordinary business operations).

Here, the Proposal similarly seeks a risk assessment arising from underlying matters that include day-to-day operational problems normally confined to the purview of the board and management. Namely, not only does the Proposal expressly call for a risk assessment, this assessment involves a wholesale review of the Company's product offerings, which, as in *Amazon*, are framed in respect of the possible consequences of how the Company manages its day-to-day operations. As a result, the cumulative effect is that the Proposal and its supporting statement do not merely "relate to the company engaging in an evaluation of risk," but instead "the underlying subject matter" of the Proposal focuses on an evaluation of the risks involved in how the Company manages core business functions. The Proposal is therefore excludable because it would effectively require the Company to engage in an internal assessment of financial and operational risks related to its ordinary business operations.

The Proposal Does Not Focus on a Significant Policy Issue.

The Commission has stated that "proposals relating to such [ordinary business] matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable because the proposals would transcend the day-to-day business matter and raise policy matters so significant that it would be appropriate for a shareholder vote."[5] The Proposal makes this passing reference: "Consumers are eating less meat and more plant proteins – many out of concern for the environment, animal welfare and/or their own health." The Proposal does not otherwise focus on, or even mention, a policy issue; it merely mentions in a lone instance these issues as plausible reasons for its main focus: perceived changes in consumer preferences. The Proposal, therefore, cannot be said to focus on any social policy issue, significant or otherwise. This conclusion is furthered by the Staff's recent determination in *Papa John's*, where the proposal explicitly sought to advance social issues ("RESOLVED, *that in order to advance* animal welfare, reduce its ecological footprint, expand its healthier options, and meet a growing demand for plant-based foods, shareholder encourage the board to have Papa John's expand its menu offerings to include vegan cheeses and meets") (emphasis added). Despite this direct focus on policy matters, the Staff found that thc proposal in *Papa John's* did not focus on a significant policy issue, but instead constituted an undue interference with the company's ordinary business operations. Accordingly, the Proposal, which does not even purport to be motivated by a policy issue, unlike the proposal in *Papa John's*, cannot avoid exclusion under Rule 14a-8(i)(7) on this basis.

Conclusion

Based on the foregoing, I respectfully request your concurrence that the Proposal may be excluded from the Company's 2017 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact me at (479) 290-7023.

Very truly yours,

R. Read Hudson

R. Read Hudson
Vice President, Associate General Counsel
and Secretary

Attachments

[5] 1998 Release.

cc: Leslie Samuelrich, President, Green Century Capital Management, Inc.
Marissa LaFave, Green Century Capital Management, Inc.

John P. Kelsh, Partner, Sidley Austin LLP

<u>Exhibit A</u>
Proponent's Submission

GREEN
CENTURY
FUNDS

August 17, 2016

R. Read Hudson
Corporate Secretary
Tyson Foods, Inc.
2200 West Don Tyson Parkway
Mail Stop CP004
Springdale, AR 72762-6999

Dear Mr. Hudson,

Green Century Capital Management ("Green Century") is filing the enclosed shareholder resolution for inclusion in Tyson Foods, Inc.'s 2017 proxy statement pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Green Century Capital Management is the beneficial owner of at least $2,000 worth of Tyson Foods, Inc.'s common stock. We have held the requisite number of shares for over one year and will continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting. Verification of ownership, from a DTC participating bank, will be mailed separately within the days to follow.

Due to the impending deadline for resolutions and our need to protect our rights as shareholders, we are filing the enclosed resolution for inclusion in the proxy statement for a vote at the next stockholders' meeting. Green Century will act as the sole filer of this proposal.

We welcome the opportunity to discuss the subject of the enclosed proposal with company representatives. If you would like to discuss this proposal, please direct all correspondence to Marissa LaFave at Green Century Capital Management. She can be reached at 617-482-0800 or at mlafave@greencentury.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Leslie Samuelrich

Leslie Samuelrich
President
Green Century Capital Management, Inc.

Enclosures

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
tel 617-482-0800
www.greencentury.com

Whereas: Consumers are eating less meat and more plant proteins—many out of concern for the environment, animal welfare and/or their own health. As Mintel's 2016 Global Food and Drink Trends report predicts: "potential [meat] replacements appeal to the everyday consumer, foreshadowing a profoundly changed marketplace."

In an article titled *How the 'Death of Meat' Could Impact Your Portfolio*, NASDAQ reports: "From Lehman Brothers to Worldcom to the Soviet Union, many seemingly robust institutions can disappear in a flash. Other institutions can gradually fade away, which appears to be happening with meat."

Consider even these few examples:

- The Chinese government has announced efforts to curb meat consumption by 50% amongst its 1.4 billion citizens.
- USDA data shows decreasing per capita American meat consumption over the last decade.
- *Meatingplace* concludes: "Plant protein is in." The industry publication's data shows that "70 percent of *meat eaters* substituting a non-meat protein in a meal at least once a week and 22 percent saying they are doing it more often than a year ago."
- NPR reports: "Even Carnivores Are Putting More Fake Meat on Their Plates."
- The *Wall Street Journal* proclaims: "Anchoring a plate with a massive hunk of animal protein is so last century."

Tyson's CEO Donnie Smith acknowledged this shift when speaking at a BMO Capital Markets event, noting: "The consumer demand for [non-meat proteins] continues to grow."

Others in the food and meat industry are addressing this shift:

- Wendy's, Denny's, Subway, White Castle, Chili's, TGI Friday's and others now offer plant-based meals.
- European meat producers are responding: Wiesenhof launched a vegan sausage line, Rügenwalder Mühle launched a full vegan product line, and Tönnies is developing vegan products, reports GlobalMeatNews.com.
- Taco Bell advertises its "Vegetarian Certified" menu and Burger King has promoted Meatless Monday.
- Burger Kings' former Chairman launched a plant-based meat company and McDonalds' former CEO joined the board of Beyond Meat, a plant-based meat company.
- ConAgra—once a major meat processor—helped build the Light Life brand of plant-based deli meats.
- KraftHeinz owns both Oscar Mayer meats, and Boca brand plant proteins.
- Target launched private brand plant proteins, and now has a "Plant-Based Protein" section in stores.
- Unilever offers plant-based versions of its ubiquitous Ben & Jerry's and Hellmann's brands.

Despite these industry trends, Tyson has disclosed neither specific plans to meet the accelerating demand for plant proteins, nor how that demand could impact the company and investors. Shareholders are urged to vote **FOR** this proposal, which seeks disclosure around Tyson's analysis and response to this growing shift.

Resolved: Shareholders request that Tyson Foods, Inc. report— within six months of the 2017 annual meeting, prepared at reasonable cost and omitting proprietary information—on the possible risks and challenges to Tyson and its investors from the increased prevalence of plant-based eating, and any specific steps the company is taking to address those risks and challenges.

Vanguard®

P.O. Box 1170
Valley Forge, PA 19482-2600

www.vanguard.com

August 25, 2016

ATTN: KRISTINA CURTIS
GREEN CENTURY CAPITAL MANAGEMENT
114 STATE ST STE 200
BOSTON MA 02109-2402

Dear Ms. Curtis:

Thank you for taking the time to contact us.

Please accept this letter as verification that the following Vanguard Brokerage client continuously held 200 shares of Tyson Food Inc. Class A (TSN) in the below referenced account between August 17, 2015, through August 17, 2016. This stock was held through Vanguard Marketing Corporation, a Depository Trust Company (DTC) participant, in the Vanguard Brokerage Account ***FISMA & OMB Memorandum M-07-16***

Green Century Capital Management Inc.
Corporation Account
FISMA & OMB Memorandum M-07-16

Furthermore, please note that this security's value has been in excess of $2,000.00 between the above referenced dates.

If you have any questions, please call Vanguard Brokerage at **800-662-2739**. You can reach us on business days from 8 a.m. to 10 p.m., Eastern time.

Sincerely,

Audrey Zuckerman

Audrey Zuckerman
Registered Representative
Retail Investor Group

53303574